Citigroup Global Markets Holdings Inc.	Free Writing Prospectus to Pricing Supplement No. January, 2022-USNCH[ ]} Registration Statement Nos. 333-255302; 333-255302-03 Dated January 14, 2022; Filed pursuant to Rule 433

Contingent Income Auto-Callable Securities Due January , 2025 Based on the Performance of the Common Stock of UnitedHealth Group Incorporated

Principal at Risk Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying shares:	Shares of common stock of UnitedHealth Group Incorporated (ticker symbol: “UNH ”)
Stated principal amount:	$10 per security
Pricing date:	January 21, 2022
Issue date:	January 26, 2022
Valuation dates:	Expected to be April 21, 2022, July 21, 2022, October 21, 2022, January 23, 2023, April 21, 2023, July 21, 2023, October 23, 2023, January 22, 2024, April 22, 2024, July 22, 2024, October 21, 2024 and January 21, 2025 (the “final valuation date”), each subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur.
Maturity date:	Unless earlier redeemed, January 24, 2025
Contingent coupon payment dates:	For each valuation date, the third business day after such valuation date, except that the contingent coupon payment date for the final valuation date will be the maturity date
Contingent coupon:	On each quarterly contingent coupon payment date, unless previously redeemed, the securities will pay a contingent coupon equal to at least 2.0125% of the stated principal amount of the securities ( 8.05% per annum) if and only if the closing price of the underlying shares on the related valuation date is greater than or equal to the downside threshold price. If the closing price of the underlying shares on any quarterly valuation date is less than the downside threshold price, you will not receive any contingent coupon payment on the related contingent coupon payment date.
Payment at maturity[1]:

If the securities are not automatically redeemed prior to maturity, for each $10 stated principal amount security you hold at maturity, you will receive cash in an amount determined as follows:

•     If the final share price is greater than or equal to the downside threshold price: $10 + the contingent coupon payment due at maturity

•     If the final share price is less than the downside threshold price: $10 + ($10 × the share return)

If the final share price is less than the downside threshold price, you will receive less, and possibly significantly less, than 80.00% of the stated principal amount of your securities at maturity, and you will not receive any contingent coupon payment at maturity.

Automatic early redemption:	If, on any potential redemption date, the closing price of the underlying shares is greater than or equal to the initial share price, each security you then hold will be automatically redeemed on the related contingent coupon payment date for an amount in cash equal to the early redemption payment. If the securities are redeemed, no further payments will be made.
Early redemption payment:	The stated principal amount of $10 per security plus the related contingent coupon payment
Potential redemption dates:	Each quarterly valuation date beginning in July 2022 and ending in October 2024
Initial share price:	The closing price of the underlying shares on the pricing date
Final share price:	The closing price of the underlying shares on the final valuation date
Downside threshold price:	80.00% of the initial share price
Share return:	(i) The final share price minus the initial share price, divided by (ii) the initial share price
CUSIP/ISIN:	17330L371 / US17330L3713
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/0000200245/ 000095010322000576/dp165105_424b2-us2278952.htm

Hypothetical Payout at Maturity[1] (if the securities have not previously been redeemed)
Share Return of Underlying Shares on the Final Valuation Date	Payment at Maturity (excluding any coupon payable at maturity)
+40%	$10.00
+30%	$10.00
+20%	$10.00
+10%	$10.00
0%	$10.00
-10%	$10.00
-20%	$10.00
-21%	$7.90
-25%	$7.50
-40%	$6.00
-50%	$5.00
-60%	$4.00
-70%	$3.00
-80%	$2.00
-90%	$1.00
-100%	$0
[1]All payments are subject to our credit risk

On the date of the accompanying preliminary pricing supplement, Citigroup Global Markets Holdings Inc. expects that the estimated value of the securities on the pricing date will be at least $9.10 per security, which will be less than the public offering price. The estimated value of the securities is based on Citigroup Global Markets Inc.’s (“CGMI”) proprietary pricing models and Citigroup Global Markets Holdings Inc.’s internal funding rate. It is not an indication of actual profit to CGMI or other of Citigroup Global Markets Holdings Inc.’s affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance. See “Valuation of the Securities” in the accompanying preliminary pricing supplement.

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-255302 and 333-255302-03) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Underlying Shares

For more information about the underlying shares, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Summary Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

•	You may lose a significant portion or all of your investment.

•	You will not receive any contingent coupon payment for any quarter in which the closing price of the underlying shares is less than the downside threshold price on the related valuation date.

•	Higher contingent coupon rates are associated with greater risk.

•	You may not be adequately compensated for assuming the downside risk of the underlying shares.

•	The securities may be automatically redeemed prior to maturity, limiting your opportunity to receive contingent coupon payments.

•	The securities offer downside exposure to the underlying shares, but no upside exposure to the underlying shares.

•	The performance of the securities will depend on the closing price of the underlying shares solely on the relevant valuation dates, which makes the securities particularly sensitive to the volatility of the underlying shares.

•	The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

•	The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•	The estimated value of the securities on the pricing date, based on CGMI’s proprietary pricing models and Citigroup Global Markets Holdings Inc.’s internal funding rate, will be less than the issue price.

•	The estimated value of the securities was determined for us by our affiliate using proprietary pricing models.

•	The estimated value of the securities would be lower if it were calculated based on Citigroup Global Market Holdings Inc.’s secondary market rate.

•	The estimated value of the securities is not an indication of the price, if any, at which Citigroup Global Market Inc. or any other person may be willing to buy the securities from you in the secondary market.

•	The value of the securities prior to maturity will fluctuate based on many unpredictable factors.

•	Immediately following issuance, any secondary market bid price provided by Citigroup Global Market Inc., and the value that will be indicated on any brokerage account statements prepared by Citigroup Global Market Inc. or its affiliates, will reflect a temporary upward adjustment.

•	Governmental regulatory actions, such as sanctions, could adversely affect your investment in the securities.

•	Citigroup Global Market Holdings Inc.’s offering of the securities does not constitute a recommendation of any underlying shares.

•	The price of the underlying shares may be adversely affected by our or our affiliates’ hedging and other trading activities.

•	Citigroup Global Market Holdings Inc. and its affiliates may have economic interests that are adverse to yours as a result of the business activities of Citigroup Global Market Holdings Inc.’s affiliates.

•	You will have no rights and will not receive dividends with respect to the underlying shares.

•	Even if the underlying share issuer pays a dividend that it identifies as special or extraordinary, no adjustment will be required under the securities for that dividend unless it meets the criteria specified in the accompanying product supplement.

•	The securities will not be adjusted for all events that could affect the price of the underlying shares.

•	If the underlying shares are delisted, we may call the securities prior to maturity for an amount that may be less than the stated principal amount.

•	The securities may become linked to shares of an issuer other than the original underlying share issuer upon the occurrence of a reorganization event or upon the delisting of the underlying shares.

•	The calculation agent, which is an affiliate of Citigroup Global Market Holdings Inc., will make important determinations with respect to the securities.

•	The U.S. federal tax consequences of an investment in the securities are unclear.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the heading “United States Federal Tax Considerations” concerning the U.S. federal tax consequences of an investment in the securities, and you should consult your tax adviser.